Abigail Jeck

617-854-2621

abigail.jeck@ropesgray.com

June 15, 2018

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On May 31, 2018, Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Abigail Jeck of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 200 under the Securities Act of 1933, as amended, and Amendment No. 246 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment 200/246”) relating to GMO Strategic Short-Term Fund (the “Fund”), a new series of the Trust. The Registrant’s responses to the Staff’s comments are set forth below.

1.       Comment: If a fund holds itself out as the equivalent of a money market fund, but does not comply with all the requirements of Rule 2a-7 under the 1940 Act, including the new requirements of the 2014 money market fund reform, it would effectively circumvent certain key aspects of the 2014 money market fund reform and could be misleading to investors.  Please clarify for the Staff the specific types of investments the Fund intends to hold or portfolio strategies in which it intends to engage that distinguish the Fund from a money market fund reliant on Rule 2a-7.  For example, distinguishing features could include disclosing that a fund will regularly:

•	Invest to more than a nominal degree in assets that are not United States dollar-denominated, have more than minimal credit risk, or mature in more than 397 days;

•	Invest to more than a nominal degree in derivative instruments, equities, or other assets that are not eligible securities under Rule 2a-7;

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•	Maintain a dollar-weighted average portfolio maturity that exceeds 60 days or a weighted average life that exceeds 120 days;

•	Maintain less than 10% of its holdings in assets that qualify as daily liquid assets or less than 30% of its holdings in assets that qualify as weekly liquid assets.

Response: The Registrant submits that it is not a money market fund or the equivalent of a money market fund, nor is it holding itself out as such. The Registrant notes that the Fund does not seek to maintain a stable net asset value per share or stable price per share and does not use terms in its name that suggest that it is a money market fund or the equivalent of a money market fund. In response to the Staff’s comment, the Registrant has added the following disclosure to the “Principal investment strategies” section of the Fund’s Prospectus in bold type:

The Fund is not a money market fund and is not subject to the maturity, quality, diversification and other requirements applicable to money market funds.

Additionally, the Registrant confirms that the Fund intends to hold investments, and engage in portfolio strategies, that are not consistent with the requirements of Rule 2a-7 under the 1940 Act.

First, the Fund intends to invest in assets that are not United States dollar-denominated. As disclosed in the “Principal investment strategies” section of the Prospectus, the Fund expects to invest in, among other things, “fixed income securities issued by non-U.S. developed countries and their agencies,” which may not be United States dollar-denominated. In addition, the Fund may invest in assets that have more than minimal credit risk. As disclosed in the “Principal investment strategies” section of the Prospectus, “[w]hile the Fund primarily invests in high quality liquid assets, it may invest in securities that are not high quality and may hold bonds and other fixed income securities whose ratings after they were acquired were reduced below high quality.” Further, the Fund’s potential investments are not limited to instruments with remaining maturities of less than 397 calendar days. Holding assets that are not United States dollar-denominated, holding assets with more than minimal credit risk, and acquiring instruments with remaining maturities of greater than 397 calendar days are features that are inconsistent with the requirements of Rule 2a-7 and distinguish the Fund from a money market fund.

Second, the Fund may invest, to more than a nominal degree, in derivative instruments and other assets that are not eligible securities under Rule 2a-7. As disclosed in the “Principal investment strategies” section of the Prospectus, the Fund may use “exchange-traded and over-the-counter (OTC) derivatives, such as forward currency contracts or other instruments intended to hedge non-US currency exposure.” Aside from derivatives, the Fund may also invest, subject to Section 12 of the 1940 Act, in other investment companies that are not money market funds, which are not eligible securities under Rule 2a-7, including, among others, GMO U.S. Treasury Fund, as well as closed-end funds and ETFs. Investing in derivatives and other non-money market investment companies are both features inconsistent with the requirements of Rule 2a-7 and distinguish the Fund from a money market fund.

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Third, as discussed in response to Comment 8 below, the Fund expects to maintain a dollar-weighted average portfolio maturity of no more than one year. Disclosure to this effect has been added to the “Principal investment strategies” section of the Prospectus. Because the Fund’s dollar-weighted average portfolio maturity is not limited to 60 calendar days, this feature is inconsistent with the requirements of Rule 2a-7 and distinguishes the Fund from a money market fund.

2.	Comment: The Staff notes that the Fund’s stated investment objective is total return in excess of the Citigroup 3-Month Treasury Bill Index consistent with capital preservation and daily liquidity. In the “Principal investment strategies” section of the Prospectus, please clarify whether this investment objective will be measured before or after expenses.

Response: The requested disclosure has been added.

3.          Comment: The disclosure in the “Additional Information about the Fund’s Investment Strategies, Risks, and Expenses—Fund Benchmark” section of the Prospectus identifies the Fund’s benchmark and states that the benchmark is “independently maintained.” Consider adding this information to the “Principal investment strategies” disclosure.

Response: The Registrant has added a reference to the Fund’s benchmark to the “Principal investment strategies” section of the Prospectus. The Registrant respectfully declines to explicitly state that the benchmark is “independently maintained” in that section, however, as the Registrant believes that the name of the Fund’s benchmark, the Citigroup 3-Month Treasury Bill Index, clearly suggests that it is independently maintained.

4.          Comment: Please provide all numerical data relating to the Fund’s fees and expenses and expense example that was not included in Amendment 200/246.

Response: The requested numerical data relating to the Fund’s fees and expenses and expense example is set forth below.

Fees and expenses

The table below describes the fees and expenses that you may bear for each class of shares if you buy and hold shares of the Fund.

Annual Fund operating expenses

(expenses that you bear each year as a percentage of the value of your investment)

	Class IV	Class VI
Management fee	0.05%[1]	0.05%[1]
Shareholder service fee	0.10%[1]	0.055%[1]
Other expenses	0.05%[2]	0.05%[2]
Total annual fund operating expenses	0.20%[2]	0.16%[2]
Expense reimbursement/waiver	(0.00%)[1,2]	(0.00%)[1,2]
Total annual fund operating expenses after expense reimbursement/waiver	0.20%[2]	0.16%[2]

1	Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) has contractually agreed to reimburse the Fund for the portion of its “Specified Operating Expenses” (as defined below) that exceeds 0.05% of the Fund’s average daily net assets. “Specified Operating Expenses” means only the following expenses: audit expenses, fund accounting expenses, pricing service expenses, expenses of non-investment related tax services, transfer agency expenses, expenses of non-investment related legal services provided to the Fund by or at the direction of GMO, organizational and start-up expenses, federal securities law filing expenses, printing expenses, state and federal registration fees and custody expenses. GMO is permitted to recover from the Fund, on a class-by-class basis, “Specified Operating Expenses” it has borne or reimbursed (whether through reduction of its fees or otherwise) to the extent that the Fund’s “Specified Operating Expenses” later fall below the annualized rate of 0.05% per year or the lower expense limit in effect when GMO seeks to recover the expenses. The Fund, however, is not obligated to pay any such amount more than three years after GMO bore or reimbursed an expense. Any such recovery will not cause the Fund to exceed the annual limitation rate set forth above or the lower expense limit as is in effect at the time GMO seeks to recover expenses. GMO also has contractually agreed to waive or reduce the Fund’s management fees and shareholder service fees to the extent necessary to offset the management fees and shareholder service fees paid to GMO that are directly or indirectly borne by the Fund or a class of shares of the Fund as a result of the Fund’s direct or indirect investments in other series of GMO Trust (“GMO Funds”). Management fees and shareholder service fees will not be waived below zero. These reimbursements and waivers will continue through at least June 30, 2019, and may not be terminated prior to this date without the action or consent of the Trust’s Board of Trustees.

2	The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year.

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Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same as those shown in the table. The one year amounts shown reflect the expense reimbursement and waiver noted in the expense table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class IV	$20	$64
Class VI	$16	$52

5.          Comment: With respect to the expense reimbursement and fee waiver shown in the Fund’s “Annual Fund operating expenses” table, please confirm that the contractual arrangements to reimburse/waive such expenses and fees will remain in effect for a period of at least one year from the effective date of the Fund’s Rule 485(b) filing.

Response: The Registrant confirms that the contractual arrangements to reimburse/waive such expenses and fees for the Fund will remain in effect for a period of at least one year from the effective date of the Fund’s Rule 485(b) filing.

6.          Comment: The “Principal investment strategies” section of the Prospectus discloses that the Fund will invest in “high quality liquid assets.” Please clarify the meaning of “high quality” in the Summary Prospectus.

Response: The requested disclosure has been added.

7.           Comment: The “Principal investment strategies” of the Fund indicate that the Fund may invest in fixed income securities with “auction rate features.” In light of this, please consider including liquidity risk as a principal risk of the Fund.

Response: Although the Fund may invest in all types of fixed income securities, including those with adjustable rate, fixed rate, zero coupon, contingent, deferred, payment-in-kind, and auction rate features, the Fund will primarily invest in high quality liquid assets and does not intend to invest significantly in less liquid assets. Therefore, the Registrant respectfully declines to add liquidity risk as a principal risk of the Fund.

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8.          Comment: When the phrase “short-term” is used in the name of a fund without the word “duration” the Staff assumes that “short-term” refers to maturity and the Division of Investment Management requires that the fund have a dollar-weighted average maturity of no more than 3 years. This policy is included in the adopting release for Rule 35d-1 under the 1940 Act at footnote 45 and accompanying text. Please confirm that the Fund will maintain a dollar-weighted average maturity of no more than 3 years and please add disclosure to this effect to the Fund’s “Principal investment strategies.” Alternatively, please add the term “duration” to the Fund’s name.

Response: The Registrant confirms that the Fund will maintain a dollar-weighted average portfolio maturity of no more than one year and the Registrant has added a statement to that effect to the Fund’s “Principal investment strategies.”

9.           Comment: The “Management of the Fund” section of the Prospectus discloses that Tracey Keenan has been a portfolio manager of the Fund since the Fund’s inception. Please include the month and year of the Fund’s inception, or, if the month is not known, include the year of inception.

Response: Pursuant to the Staff’s request, the Registrant has amended the “Management of the Fund” section of the Prospectus to add the year of the Fund’s inception.

10.        Comment: Please confirm whether the Fund may invest in emerging markets as part of its principal investment strategies. If so, please add disclosure in the “Principal investment strategies” section of the Prospectus and include a corresponding principal investment risk regarding investment in emerging markets.

Response: The Registrant confirms that the Fund currently does not expect to invest in emerging markets as part of its principal investment strategies. Accordingly, at this time, the Registrant respectfully declines to add a risk factor regarding investment in emerging markets in its principal risks disclosure.

11.        Comment: The Staff notes that disclosure relating to GMO U.S. Treasury Fund in the “Investment in Other GMO Funds” section of the Prospectus prominently states that GMO U.S. Treasury Fund is not a money market fund. Please include a similar prominent statement that the Fund is not a money market fund in the Summary Prospectus.

Response: The requested disclosure has been added.

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Very truly yours,

/s/ Abigail Jeck

Abigail Jeck

cc:	Douglas Y. Charton, Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Ropes & Gray LLP

Sarah Clinton, Ropes & Gray LLP